Mail Stop 4561

April 18, 2008

Stephen P. Griggs, President
Secure Alliance Holdings Corporation
5700 Northwest Central Dr., Suite 350
Houston, TX 77092

      Re: Secure Alliance Holdings Corporation
              Preliminary Proxy Statement on Schedule 14A
              Filed April 2, 2008
              File No. 0-17288

Dear Mr. Griggs:

We have reviewed the above-captioned filing and have the following comments.

General

1.   At the end of our letter dated March 14, 2008, we requested a series of representations from your company. Please provide these representations at the time that you respond to this letter.

Summary Term Sheet

The Merger, page 7

2.   Please quantify here or in an appropriate location, such as the question and answer "What will I receive in the Merger?" discussion on page 15, the dividend amount or range on an individualized basis so that your shareholders will have a specific idea of what they may expect to receive in the merger.

Opinion of Ladenburg, page 42

3.   We note your disclosure on page 51 that Ladenburg and its affiliate Capitalink have previously provided non-contingent fairness opinion and other advisory services to your company. Please disclose the amount of the compensation received by Ladenburg and Capitalink as a result of your past relationship. See Item 14(b)(6) of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

Board Composition and Management Following the Merger, page 53

4.   Please revise the business experience descriptions to specify the business activities during the past five years for Messrs. Dickson, Turley, Tyson, and Clay. See Item 7 of Schedule 14A and Item 401(e) of Regulation S-K.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please contact Evan S. Jacobson at (202) 551-3428, or in his absence, Maryse Mills-Apenteng at (202) 551-3457. If you thereafter have any other questions, please contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (212) 451-2222
         Adam W. Finerman, Esq.
         Olshan Grundman Frome Rosenzweig & Wolosky LLP